Rice Acquisition Corp. II

102 East Main Street, Second Story

Carnegie, Pennsylvania 15106

May 8, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Erin Donahue and Evan Ewing

Re:	Rice Acquisition Corp. II
Registration Statement on Form S-4, as amended
File No. 333-268975

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rice Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on May 10, 2023, or as soon as thereafter practicable.

Please contact Lanchi Huynh of Kirkland & Ellis LLP, special counsel to the Company, at (214) 972-1673 when the above referenced Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

RICE ACQUISITION CORP. II

By:	/s/ J. Kyle Derham
Name:	J. Kyle Derham
Title:	Chief Executive Officer

cc:	Matthew Pacey, P.C. (Kirkland & Ellis LLP)
Lanchi Huynh (Kirkland & Ellis LLP)
Thomas R. Burton III, Esq. (Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.)
Jeffrey P. Schultz, Esq. (Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.)